The sole shareholder of Westcore Small-Cap Growth Fund (the "Fund"), a series of Westcore Trust (the "Trust"), took action by written consent, as permitted by the Trust's Amended and Restated Declaration of Trust, on December 19, 2013, to approve the following matters:

1.

Approval of the Amendment to the Amended and Restated Investment Advisory Agreement between the Trust and Denver Investment Advisors LLC (the “Adviser”), to retain the Adviser to provide investment advisory services to the Fund in connection with the management of all or a portion of the assets of the Fund.

2.

Approval of the Fund’s Plan Pursuant to Rule 18f-3 under the Investment Company Act of 1940 setting forth the separate arrangement and expense allocation of the Fund’s classes.

3.

Approval of the authority to enter into a share purchase agreement with the Fund to effect the purchase by ALPS Fund Services, Inc. of one (1) share of beneficial interest of each class of shares of the Fund, each at a purchase price of $10.00 per share.